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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               FORM CORRESPONDENCE

     PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                                  JULY 14, 2005
                      (Date of the earliest event reported)


                             SIMULATIONS PLUS, INC.
             (Exact name of Registrant as specified in its charter)


             CALIFORNIA                                   95-4595609
   (State or other jurisdiction of                     (I.R.S. Employer
   Incorporation or Organization)                     identification No.)

                                    001-32046
                             Commission file number

                                1220 W. AVENUE J
                            LANCASTER, CA 93534-2902
           (Address of principal executive offices including zip code)

                                 (661) 723-7723
                (Issuer's telephone number, including area code)



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                            Response to Commissioners




July 14, 2005


Security and Exchange Commission
Washington, D.C. 20549

Commissioners:

Our reply to your comments dated June 29, 2005, follows.


1. We note that you state in your response to prior comment 1 in the letter dated June 14, 2005 that you do not believe that SOP 97-2 applies to revenue recognition for Words+ products. Provide us with a detailed explanation to support this conclusion. In this regard, we note from your business section on page 7 that Words+ products include major software products. Your response should address paragraph 2 of SOP 97-2. Also tell us where in your summary of significant accounting policies you have disclosed your policy for recognizing revenue generated from Words+ products.

RESPONSE TO ITEM 1: Words+ manufactures hardware and software for Augmentative Communication Devices for the disabled. These Speech Generating Devices (SGD's) enable our customers to communicate with others through synthesized speech, print, e-mail, etc. A typical SGD system includes a portable computer, our software, third-party software for voice synthesis, one or more input devices (switches or sensors of various types that cost from a few tens of dollars to thousands of dollars), and mounting hardware that enables mounting the system to a wheelchair. Although the software is a critical part of the system, it is only a fraction of the system cost. The software is sold like any other software that people buy at a computer store or online - the purchase is made, and they own a perpetual license, like Windows(R) XP, for example. Updates, if and when they occur, are provided at no charge by Internet if the customer requests, as they are for Windows(R) XP. The development and production of the software is incidental to the product as a whole. Paragraph 2 of SOP 97-2 does not apply to the revenue earned on products or services containing software which is incidental to the products as a whole. Words+ recognizes revenue when the products are shipped, that is, when the title passes under the terms of FOB shipping point. Since our practice is based on GAAP and no significant policy is involved, we believe no disclosure is necessary.

2. We note your responses to prior comments 2 and 3 in your letter dated June 14, 2005. Further explain why you believe you have met criteria
         (b) and (d) of paragraph 59 of SOP 97-2. You indicate in your response that you do not guarantee any upgrades in your arrangements. Based on paragraph 56 of SOP 97-2, it appears that unspecified upgrades should be considered PCS even though there is no written contractual obligation since it appears that you have a historical practice of regularly providing customers with unspecified upgrades. Further explain why you believe recognition of PCS revenue, which includes telephone support and unspecified upgrades, at delivery of the software is appropriate for agreements that extend for a period longer than one year, considering that paragraph 59(b) of SOP 97-2 stipulates that this is only appropriate if the PCS term is for less than one year. In



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         addition, with respect to criteria (d) of paragraph 59 of SOP 97-2, further explain why you believe the unspecified upgrades represent a minimal and infrequent PCS obligation. Tell us whether the upgrades add insignificant functionality and how frequently you provide upgrades of your core product and previously released modules to licensees.

RESPONSE TO ITEM 2: Most of our new pharmaceutical software releases over the years have been optional, additional-cost modules that were not part of the original license, and for which the customer had to pay an additional license fee to obtain. Typically, this happens at the time of the license renewal, when customers add such modules for the new license period. The terms "modifications" or "changes" might describe a more accurate reality than the term "upgrades". As we add new modules, changes must be made to the core program to accommodate them. The reason for these changes is generally not to improve existing versions, but more often such modifications are for our own convenience, so that our customers' already licensed software will be compatible in the event they decide to license the newly developed modules, and so we don't have to maintain more than one version of each software product. Sometimes, the modifications will include changes to the core program that add convenience or minor functionality, such as being able to plot some additional variable on a graph in addition to the numerous variables that had been available before. We consider these modifications to be minimal, as they are not changing the basic functionality or utility of the software. Such software modifications for any single product have been typically once or twice per year, sometimes more, sometimes less. Thus, they are infrequent.

Regarding support, as we have also explained in our earlier response, we provide product evaluations prior to the sale, and separately funded training that is conducted shortly after the sale. In most cases, any contact later in the license period is less than one hour per year. In a few cases, we have spent a few hours (by telephone, Internet meeting, or e-mail) to help a new person at the customer's site become familiar with the software, or to assist in an especially difficult modeling problem. If it becomes more than that, we ask for a consulting contract and bill the customer for our time. Many customers need no additional support after the initial training is done, and we don't hear from them until license renewal time. Customers who purchase multi-year licenses are our most accomplished users, and do not require any support because they have already been trained during their initial one-year license periods in previous years. The value of support is minimal, and as we understand it, it is not material enough to separate the value for PCS. When we determined PCS to be significant, we deferred the revenue for such PCS obligation. This has occurred only once, in a multi-year order from Shire Laboratories, for which we determined the PCS obligation was material, and the revenue for that PCS was deferred and amortized over the contractual term (please refer to our response to Item 3 below).

3. You indicate in your response to prior comment 4 in the letter dated June 14, 2005 that payments for multi-year licenses are heavier in the early years. In sufficient detail, further describe the payment terms you offer on these arrangements. Indicate if a significant portion of the license fee is due within twelve months of delivery. If not, describe the evidence you relied upon to establish that you have a standard business practice of using long-term or installment contracts.

RESPONSE TO ITEM 3: We have no routine practice of offering extended payments. The few instances wherein customers have asked for such terms have been for multi-year licenses. We have had only four multi-year licenses to date:

         Shire Laboratories: $300,000 for five years in 2002. Payments were made in two installments: $250,000 on 08/19/2002 (at the time of order) and $50,000 five months later on 01/10/2003. We deferred $54,233 out of $300,000 as PCS revenue, which is being amortized over the contractual term.



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         Hoffmann-La Roche: $1,200,000 for three years in August 2003. Payments were made in three installments: A payment of $500,000 at the time of order, $400,000 at the beginning of year 2, and $300,000 at the beginning of year 3. All payments have been collected in full. We determined that the PCS was immaterial.

         GlaxoSmithKline: $488,000 for two years in 2004. Payments were made in two equal installments: A payment of $244,000 in 30 days from the order date, and $244,000 at the beginning of year 2. All payments have been collected in full. We determined that the PCS was immaterial.

         Advancis: $64,800 for two years in 2004 with a single payment up front and we received the payment in full within 30 days from the date of invoice.

4. In regard to the $1.2 million three-year license arrangement in fiscal year 2003, describe how you concluded that collection was probable at the outset of the arrangement. As part of your response, indicate the payment terms per the agreement along with your collection history for the payments that have became due. Also describe the payment terms of other sufficiently similar arrangements you considered in determining that the fees were fixed and determinable and collectible at the outset of the arrangement.

RESPONSE TO ITEM 4: As we noted in our earlier response, this license was purchased by one of the pharmaceutical giants (Hoffmann-La Roche), one of the largest companies in the world, with an excellent credit rating. Our past experience with Roche was that they always paid their bills in a timely manner. As also noted, we have never had a failure to collect from any customer for our pharmaceutical software products and services. In fact, all payments from Roche and from all other customers who have been allowed extended terms have now been received, so we believe our conclusion that collection was probable was justified in every instance.

Fees are fixed and determinable because every license is granted for a firm fixed price which is negotiated prior to the purchase order with each customer. We have never offered any kind of license arrangement that would change the amount the customer would pay.

5. Your response to prior comment 5 in the letter dated June 14, 2005 addresses your revenue recognition policy on sales of pharmaceutical software made through distributors in Japan. Also address your policy for sales of Words+ products through resellers. Indicate the amount of revenue generated from Words+ product sales through resellers in each of the periods presented.

RESPONSE TO ITEM 5: Words+ sells both directly and through a network of resellers. Resellers order equipment and pay for it at discounted prices, and then resell it to their customers. Resellers are small businesses that rarely stock inventory, with the exception of small items that are used frequently. The nature of this business is that each system is ordered as needed. Most systems are customized by the reseller in the sense that the specific input device (switch or sensor) and the specific mounting requirements differ from one customer to the next, and many systems are paid for by third parties (Medicare, Medicaid, private insurance) as a single authorization that often covers equipment from several different companies.

The amount of revenue generated from Words+ products through resellers for the FYE 08/2004 was $573,713.



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6.       We note from your response to prior comment 5 in the letter dated June
         14, 2005 that under the terms of the modified distributor arrangement, you now invoice the end-user customer directly in most instances, other than when the end-user customer orders directly from the Japanese distributor. Describe in reasonable detail how and when you consider all of the criteria of paragraph 8 to be met in both of these scenarios. If revenue is recognized at the time of shipment to the distributor, tell us how you meet the requirements of paragraph 22 of SOP 97-2, which states that delivery is not considered to be complete unless shipped to the customer's place of business. If revenue is recognized upon sell-through, indicate how you confirm that the end-user has purchased your product and the product has been shipped. Describe the type of evidence obtained from the distributor and the timeliness of this evidence.

RESPONSE TO ITEM 6: Please refer to the response to Item 7 below.

7. In your response to prior comment 5 in the letter dated June 14, 2005 you indicate that for renewal license orders, the Japanese distributor reports their unlocking activity to you. Tell us the period in which you receive this unlocking information and when you recognize the related revenue.

RESPONSE TO ITEMS 6 AND 7: The Japanese distributor has a computer program developed by us call SPUnlock (Simulations Plus unlock). This program generates a series of encrypted license "keys" that enable our software to run on one specific computer, or on a server for a specified number of users. Optional modules are unlocked in the same manner. The unlocking procedure consists of exchanging a set of numbers between the customer and the person running the unlocking software. The SPUnlock program itself must be unlocked in order to function. We control this by sending an encrypted file once a month to the distributor that unlocks the SPUnlock program for the next month on only one of the distributor's computers. This file is sent after we receive an encrypted report file from the distributor for the previous month. This report file tells us all unlocking activity by the distributor by customer, date, and specific programs and modules that were unlocked. When we receive this file, we send the next month's encrypted file to the Japanese distributor. By limiting the ability of the distributor to unlock only one month at a time, we limit the potential misuse of SPUnlock, or the potential for abuse if we should terminate the distribution agreement.

We recognize revenue at the time we receive a valid purchase order and ship the product to the ordering party, whether it is the distributor (who is our customer) or to an end user. If we receive an order from the distributor, it is binding upon the distributor - there is no opportunity for return or downward adjustment of price (additions are, of course, allowed). Thus, it is the distributor's responsibility to be careful not to order until they are sure they have a sale. The distributor acts as a wholesaler as do stores and companies that resell software. In this regard, the distributor is our customer, and we consider that our delivery is complete when the distributor has rights to unlock their customers in Japan. (P. 22 of SOP97) Occasionally, the distributor will order ahead of time to obtain a special time-limited discount we might offer and will deliver and unlock the software for the end user some weeks later. Because the distributor is bound by their order, and because we have never had a collection problem with either of our distributors, we believe the fee is fixed, probability of collection is high, the product has been delivered, and no significant PCS is required, thus meeting the requirements of SOP 97-2.

/s/ Momoko Beran
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Momoko Beran
Chief Financial Officer